Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT ANNOUNCES SIGNIFICANT GOLD
RESOURCE INCREASE AT WASAMAC

  Measured and Indicated resources increased to 556,385 ounces

  Inferred resources increased to 2,130,532 ounces

MONTREAL, Quebec, Canada, December 15, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce an updated resource base calculation for its Wasamac gold property (the “Property”), located 15 km west of Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district.

Martin Rivard, President and CEO, commented: “We are very pleased with the progress that has been made at our Wasamac project in 2011, and are particularly delighted by the 35% and 111% growth in this Property’s Measured & Indicated and Inferred resource base, respectively, over last year’s levels. The increase comes from our extensive 2011 exploration drilling program as well as from the addition of existing geological data in the area surrounding the Main Zone. These results strengthen our belief that Wasamac has the potential to play a pivotal role in our objective to expand the Corporation’s production profile. We will continue to be very active on Wasamac in 2012, beginning with a 32,000 metre definition drilling program focused in the upper portions of the zones 1, 2 and 3 and the deeper part of the Main Zone that will be undertaken as we continue the technical work to complete, by the end of the first quarter of 2012, a preliminary economic assessment (“PEA”) for a 6,000 tonne per day underground operation.”

The table below details resources for Wasamac using a 1.5 g/t Au cut-off and a 1.75 g/t Au cut-off grade.

		TABLE 1
	WASAMAC RESOURCE ESTIMATES
		December 31, 2010(1)	December 2011(2)	December 2011(2)
Resource Category		1.5 g/t Au cut-off	1.5 g/t Au cut-off	1.75 g/t Au cut-off
Measured Resources	Tonnes	1,715,288	1,923,218	1,774,234
	Grade (g/t)	2.81	2.87	2.94
	Ounces	155,043	177,485	167,717
Indicated Resources	Tonnes	3,377,892	4,839,237	4,063,674
	Grade (g/t)	2.36	2.44	2.54
	Ounces	256,030	378,900	332,311
Total Measured +	Tonnes	5,093,180	6,762,455	5,837,908
Indicated Ressources	Grade (g/t)	2.51	2.56	2.66
	Ounces	411,073	556,385	500,028
Inferred Resources	Tonnes	11,515,020	25,686,159	22,372,246
	Grade (g/t)	2.72	2.58	2.72
	Ounces	1,007,875	2,130,532	1,954,966
Notes:

(1)	Established using a gold price of US$1,000, a minimum width of 4.0 metres, and a bulk density of 2.8 t/m3. A 43-101 technical report was filed on SEDAR on April 1, 2011.
(2)	Established using a gold price of US$1,200, a minimum width of 4.0 metres, and a bulk density of 2.8 t/m3.

Richmont Announces Significant Gold Resource Increase At Wasamac
December 15, 2011

Link to Chart 1: Wasamac longitudinal section (1.5 g/t Au cut-off)

Resources Identified by Zone

Crown Pillar: Mineralization which is located in the first 100 metres below surface. Most of this material above the old mine in the Main Zone and in the top of zones 1 and 2 is classified in the Measured and Indicated categories. Also, pillars and mineralization (over the cut-off grade) left on the footwall and the hanging wall of the existing stopes in the Main Zone are included in the Inferred category.

Main Zone: This zone extends from surface to –600 metres, and a high grade portion was mined between –50 and –350 metres. This zone contains more than two-thirds of the Measured and Indicated Resources. Below the crown pillar, resources in the Main Zone are divided into two parts: (1) Main Zone (Old mine): Pillars and mineralization (over the cut-off) that is left on the footwall and the hanging wall of existing stopes. All of these resources are included in the Inferred category; (2) Main Zone: Located at the bottom of the old mine, this area was only partly developed and almost not mined. With a dimension of about 300 metres x 300 metres and an average horizontal thickness of 30 metres, a little less than half of these resources are in the Measured and Indicated categories.

Zone 1: This zone extends from surface to –700 metres with a lateral extension of about 200 metres and an average horizontal thickness of 16 metres. It was partly developed and mined in the upper part. It joins the west part of Zone 2 at depth. Resources in Zone 1 correspond to the mineralization below the Crown Pillar, and they represent almost all of the remaining Measured and Indicated resources.

Zone 2: This area contains half of the Inferred resources. It extends from surface to –1,000 metres and spans up to 400 metres laterally with an average horizontal thickness of 13 metres. It remains partly open at depth. The majority of these resources, below the Crown Pillar, are in the Inferred category.

Zone 3: This zone has now been tested with more than 25 drill holes. It extends from an elevation of –200 metres to –600 metres, continues laterally over 350 metres, and has an average horizontal thickness of 11 metres. The majority of these resources are in the Inferred category. This zone remains partly open at depth.

2012 Wasamac outlook
Richmont will begin a 32,000 metre definition drilling program on Wasamac in early 2012 that will target the upper portion of zones 1, 2 and 3 to a depth of 500 metres and the deeper part of the Main Zone. The program will involve four to five surface drills and will be undertaken while a PEA for an underground bulk mining operation is being completed.

Additional details about the Wasamac property
Located 15 km west of Rouyn-Noranda, Quebec, and less than 10 km east of the Corporation’s Francoeur Mine, the Wasamac property consists of three mining concessions and one claim. The 100%-owned Property has no royalties, and covers an area of 7.58 km2 (757.65 hectares). The past-producing Wasamac Mine produced a total of 1.9 million metric tonnes at an average grade of 4.16 g/t Au between 1965 and 1971. This production generated 252,923 ounces of gold, mostly from the Main Zone.

Richmont Announces Significant Gold Resource Increase At Wasamac
December 15, 2011

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to approximately 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The resource calculation was performed by qualified persons as defined by Regulation 43-101. Specifically, it was overseen by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. 20% of samples (pulps and rejects) of the mineralized zones are sent to the Techni-Lab (Actlabs) laboratory in Ste-Germaine-Boulé.

The 43-101 technical report, filed on SEDAR by the Corporation on April 1, 2011, was prepared in compliance with Regulation 43-101 by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
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Richmont Announces Significant Gold Resource Increase At Wasamac
December 15, 2011

SCHEDULE I

WASAMAC RESOURCE ESTIMATE BY ZONE
			Dec. 31, 2010(1)	Dec. 2011(2)	Dec. 2011(2)
Zone	Resource Category		1.5 g/t Au cut-off	1.5 g/t Au cut-off	1.75 g/t Au cut-off
	Measured Resources	Tonnes	n/a	632,128	628,498
		Grade (g/t)	n/a	2.71	2.72
		Ounces	n/a	55,174	55,059
	Indicated Resources	Tonnes	n/a	1,141,401	1,059,176
Crown Pillar		Grade (g/t)	n/a	2.51	2.57
		Ounces	n/a	91,941	87,627
	Inferred Resources	Tonnes	n/a	1,432,404	1,294,494
		Grade (g/t)	n/a	2.45	2.53
		Ounces	n/a	112,650	105,216
	Inferred Resources	Tonnes	n/a	3,932,289	3,804,224
Main Zone		Grade (g/t)	n/a	2.89	2.93
(Old Mine)		Ounces	n/a	364,749	357,961
	Measured Resources	Tonnes	1,107,417	956,070	909,168
		Grade (g/t)	3.18	3.19	3.22
		Ounces	113,218	97,948	94,155
	Indicated Resources	Tonnes	1,775,407	2,226,507	2,067,396
Main Zone		Grade (g/t)	2.65	2.62	2.66
		Ounces	151,257	187,313	176,661
	Inferred Resources	Tonnes	1,262,139	3,624,125	3,552,595
		Grade (g/t)	2.80	2.84	2.87
		Ounces	113,610	331,006	327,314
	Measured Resources	Tonnes	534,546	281,958	194,473
		Grade (g/t)	2.11	2.21	2.38
		Ounces	36,181	20,041	14,909
	Indicated Resources	Tonnes	1,391,428	1,245,033	759,101
Zone 1		Grade (g/t)	1.99	2.06	2.20
		Ounces	88,822	82,311	53,764
	Inferred Resources	Tonnes	3,105,351	4,704,746	3,134,461
		Grade (g/t)	2.21	2.15	2.40
		Ounces	220,385	324,892	241,649
	Measured Resources	Tonnes	73,325	53,062	42,095
		Grade (g/t)	2.39	2.53	2.66
		Ounces	5,645	4,322	3,594
	Indicated Resources	Tonnes	211,057	185,997	156,951
Zone 2		Grade (g/t)	2.35	2.49	2.54
		Ounces	15,951	14,916	12,804
	Inferred Resources	Tonnes	5,791,813	8,822,590	7,739,420
		Grade (g/t)	2.98	2.62	2.76
		Ounces	554,209	743,246	686,786
	Indicated Resources	Tonnes	-	40,299	21,049
		Grade (g/t)	-	1.87	2.15
		Ounces	-	2,419	1,455
Zone 3	Inferred Resources	Tonnes	1,355,717	3,170,004	2,847,052
		Grade (g/t)	2.75	2.49	2.58
		Ounces	119,672	253,988	236,041
Notes:

(1)	Established using a gold price of US$1,000, a minimum width of 4.0 metres, and a bulk density of 2.8 t/m3. A 43-101 technical report was filed on SEDAR on April 1, 2011.
(2)	Established using a gold price of US$1,200, a minimum width of 4.0 metres, and a bulk density of 2.8 t/m3.

Richmont Announces Significant Gold Resource Increase At Wasamac
December 15, 2011

SCHEDULE II

PARAMETERS USED FOR RESOURCE ESTIMATION

The Wasamac database used in the calculation contains 326 surface Diamond Drill Holes (DDH), 1,891 underground DDH and 2,959 underground wall channels. Only the face samples located in the heart of the previously mined Main Zone are not included in the database. Gold assays used for grade estimation come from surface DDH (4,464 samples), underground DDH (16,553 samples) and face samples (4,549 samples) in the periphery and outside of the Main Zone. All the DDH and face sample assay results and surveying data used in the calculation have been verified.

All of the underground development and stopes were modeled in three dimensions. All the blocks located inside the stopes and developments were eliminated from the model. There is a good comparison for tonnage and grade between modeled stopes and historical production records.

Resources were estimated by 3D block modeling (multifolder block model using percentage factor, block dimension of 4 metres x 4 metres x 5 metres) with Gems software and using 2 metre composites. Grade estimation was done by Ordinary Kriging using parameters defined by a statistical study realized by Belzile Solutions Inc. (BSI) in 2010. Grade estimation was verified and compared with an inverse distance to the power 2 interpolation and was concordant. A high grade assay capping value of 35 g/t Au was used. A density of 2.8 t/m3 for mineralized zones has been used for tonnage calculation, which is consistent with historical records and with the URSTM laboratory measurements completed in 2010 and 2011.

Inside the modeled mineralized zone, the criteria to define the resource were a minimum of 4 metres true width with a minimum average grade of 1.5 g/t Au. This cut-off was established using a gold price of US$1,200/oz. Also, resources were defined with a cut-off of 1.75 g/t, and sectors where the average grade of the total width was below the cut-off were taken away from the resources.

Resources classification was based on the criteria proposed in BSI’s 2010 statistical review of the Wasamac project. For the Main Zone: Measured resources correspond to the blocks interpolated in the first pass of Kriging (15 metres x 7 metres x 10 metres search ellipse with a minimum of 6 and a maximum of 12 composites and a maximum of 3 composites from the same hole); Indicated resources correspond to the blocks interpolated in the second pass of Kriging (30 metres x 12 metres x 50 metres search ellipse with a minimum of 6 and a maximum of 12 composites and a maximum of 3 from the same hole); Inferred resources correspond to the blocks interpolated in the third pass of Kriging (50 metres x 15 metres x 75 metres search ellipse with a minimum of 2 and a maximum of 12 composites and a maximum of 3 composites from the same hole). Similar parameters were used for zones 1, 2 and 3.